LANGUAGE LINE HOLDINGS, INC.

One Lower Ragsdale Drive

Monterey, CA 93940

May 5, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kenya Wright Gumbs

Re:	Language Line Holdings, Inc.

Item 4.01 Form 8-K

Filed May 4, 2006

File No. 333-118754

Ladies and Gentlemen:

On behalf of Language Line Holdings, Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated May 4, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Matthew T. Gibbs, the Company’s Chief Financial Officer and Director, enclosed please find an amended Form 8-K. The Form 8-K reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

1. Staff Comment: We note that you engaged PricewaterhouseCoopers LLP on May 1, 2006, however your disclosures with regard to consultations with your new accountant only cover the last two fiscal years through April 24, 2006. Please revise your disclosures to cover your last two fiscal years through the date of engagement, as required by Item 304(a)(2) of Regulation S-K.

Response: The Company has filed an amended Form 8-K with revised disclosure pursuant to the Staff’s comment.

Securities and Exchange Commission

Form 8-K

May 5, 2006

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing on Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Joshua N. Korff of Kirkland & Ellis LLP at (212) 446-4943.

Sincerely,

/s/ Matthew T. Gibbs
Matthew T Gibbs II Chief Financial Officer and Director

cc:	Joshua N. Korff, Esq. (Kirkland & Ellis LLP)